

Mail Stop 3561

January 29, 2010

Via Fax & U.S. Mail

Mr. Charles Sonsteby
Chief Financial Officer
Brinker International, Inc.
6820 LBJ Freeway
Dallas, Texas 75240

      Re: Brinker International, Inc.
             Form 10-K for the year ended June 24, 2009
             File No. 001-10275

Dear Mr. Sonsteby:

      We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-K for the year ended June 24, 2009

MD&A
Liquidity and Capital Resources, page F-7
1. We note your discussion of cash flows provided by operating activities in the first paragraph of this section. Although you subsequently discuss certain individual investing and financing activities, consideration should be given to also addressing the impact of investing activities and financing activities in the aggregate. This would provide a more balanced picture, particularly as cash has regularly been used in each of these activities.

Financial Statements
Note 1. Summary of Significant Accounting Policies
(l). Goodwill, page F-19
2. Please explain to us how you determine your reporting units for purposes of testing goodwill for impairment. Expand your disclosure to include this information in future filings.

(u). Segment Reporting, page F-22
3. We note, from the disclosures on page 6, that you made significant organizational changes in fiscal 2009. Specifically, you are now organized into geographic regions, not by brands. It appears that this may have changed the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Please tell us how the financial information that the CODM uses to make decisions about operating matters has changed as a result of this reorganization. Discuss the consideration given to the possibility that these geographic regions may constitute reportable operating segments for which disclosures are required pursuant to FASB ASC 280-10-50-20.

Note 3. Other Equity Method Investments and Restaurant Dispositions, page F-23
4. Please quantify for us your share of the net income or loss from your equity investment in Macaroni Grill and from your joint venture investment with CMR, S.A.B. de C.V.

5. We note the sales of company-owned restaurants described in your footnote. We assume that you occasionally purchase the businesses of your franchisees for various reasons and that you subsequently may refranchise these businesses as well. If our understanding is correct, upon refranchising these businesses, please tell us how you account for any remaining goodwill balances and/or identifiable intangibles (such as reacquired rights) that were recorded upon your purchase of the franchise.

Note 15. Quarterly Results of Operations, page F-34

6. On an ongoing basis, please describe the effects of any unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of year-end or other adjustments which are material to the results of the quarter. Your attention is invited to Item 302 (a) (3) of Regulation S-K.

Schedule 14A Filed September 15, 2009

Executive Compensation, page 17

7. We note your disclosure on page 21 that Mr. Diener's "short-term incentive is based 50% on EPS and 50% on PBT for Chili's Grill & Bar." It appears that you have not disclosed the target PBT for Chili's Grill & Bar. Please confirm that in future filings you will disclose the specific performance targets used to determine awards under the Profit Sharing Plan. Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Kristin Shifflett at (202)551-3381 or Margery Reich at (202)551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at (202)551-3859 me at (202)551-3211 with any other questions.

          Sincerely,

          David R. Humphrey
          Branch Chief